Exhibit 16.1

June 26, 2014

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated June 26, 2014, of Daily Journal Corporation and are in agreement with the statements contained in the second, third and fifth paragraphs on page 1 therein. Also on page 1 therein, we have read paragraph 1 and are in agreement with the first sentence and paragraph 4 and are in agreement with sentences one and three. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the adverse opinion in our report on internal control over financial reporting as of September 30, 2013 included in the fourth paragraph on page 1 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2013 financial statements.

/s/ Ernst & Young LLP